                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Daleen Technologies, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   23427N 10-4
            ---------------------------------------------------------
                                 (CUSIP Number)

David J. Schwartz, Esq.                         Martha D. Vorlicek
Debevoise & Plimpton LLP                        HarbourVest Partners, LLC
919 Third Avenue                                One Financial Center
New York, NY 10022                              Boston, MA  02111
(212) 909-6000                                  (617) 348-3707
            ---------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                   May 7, 2004
                              ---------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

(1)     Names of Reporting Persons                  HarbourVest Partners, LLC
        I.R.S. Identification                       I.R.S. No. 04-3335829
        Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box                   (a)
        if a Member of a Group                      -------------------
                                                    (b)
                                                    -------------------

--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds                             00

--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant to
        Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)     Citizenship or Place of
        Organization                                Delaware

--------------------------------------------------------------------------------
Number of Shares       (7)   Sole Voting Power
Beneficially Owned           19,270,679
by Each Reporting
Person With            ----------------------------------
                       (8)   Shared Voting Power
                             -0-

                       ----------------------------------
                       (9)   Sole Dispositive Power
                             19,270,679
                       ----------------------------------
                       (10)  Shared Dispositive Power
                             -0-

--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person              19,270,679
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)    Percent of Class Represented
        by Amount in Row 11                         30.9%

--------------------------------------------------------------------------------
(14)    Type of Reporting Person                    IA

--------------------------------------------------------------------------------

(1)     Names of Reporting Persons                  D. Brooks Zug
        I.R.S. Identification
        Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box                   (a)
                                                    ---------------------
        if a Member of a Group                      (b)
                                                    ---------------------
--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds                             00

--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant to
        Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)     Citizenship or Place of
        Organization                                U.S.A.

--------------------------------------------------------------------------------
Number of Shares       (7)     Sole Voting Power
Beneficially Owned             -0-
by Each Reporting
Person With            ----------------------------------
                       (8)     Shared Voting Power
                               19,270,679

                       -----------------------------------
                       (9)     Sole Dispositive Power
                               -0-

                       ----------------------------------
                       (10)    Shared Dispositive Power
                               19,270,679

--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person              19,270,679

--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)    Percent of Class Represented
        by Amount in Row 11                         30.9%

--------------------------------------------------------------------------------
(14)    Type of Reporting Person                    IN

--------------------------------------------------------------------------------

(1)     Names of Reporting Persons                  Edward W. Kane
        I.R.S. Identification
        Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box                   (a)
        if a Member of a Group                      ---------------------
                                                    (b)
                                                    ---------------------

--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds                             00

--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant to
        Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)     Citizenship or Place of
        Organization                                U.S.A.

--------------------------------------------------------------------------------
Number of Shares       (7)     Sole Voting Power
Beneficially Owned             -0-
by Each Reporting
Person With            ----------------------------------
                       (8)     Shared Voting Power
                               19,270,679

                       ----------------------------------
                       (9)     Sole Dispositive Power
                               -0-

                       ----------------------------------
                       (10)    Shared Dispositive Power
                               19,270,679

--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person              19,270,679
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)    Percent of Class Represented
        by Amount in Row 11                         30.9%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person                    IN

--------------------------------------------------------------------------------

(1)     Names of Reporting Persons              HVP V-Direct Associates LLC
        I.R.S. Identification                   I.R.S. No.  04-3349950
        Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box                   (a)
        if a Member of a Group                      ---------------------
                                                    (b)
                                                    ---------------------

--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds                             WC

--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant to
        Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)     Citizenship or Place of
        Organization                                Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)     Sole Voting Power
Beneficially Owned             -0-
by Each Reporting
Person With            ----------------------------------
                       (8)     Shared Voting Power
                               3,818,063

                       ----------------------------------
                       (9)     Sole Dispositive Power
                               -0-

                       ----------------------------------
                       (10)    Shared Dispositive Power
                               3,818,063

--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person              3,818,063

--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)    Percent of Class Represented
        by Amount in Row 11                         8.1%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person                    PN

--------------------------------------------------------------------------------

(1)     Names of Reporting Persons              HVP VI-Direct Associates LLC
        I.R.S. Identification                   I.R.S. No.  04-3464301
        Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box                   (a)
                                                    ---------------------
        if a Member of a Group                      (b)
                                                    ---------------------

--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds                             WC

--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant to
        Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)     Citizenship or Place of
        Organization                                Delaware

--------------------------------------------------------------------------------
Number of Shares       (7)     Sole Voting Power
Beneficially Owned             -0-
by Each Reporting
Person With            ----------------------------------
                       (8)     Shared Voting Power
                               15,452,616

                       ----------------------------------
                       (9)     Sole Dispositive Power
                               -0-

                       ----------------------------------
                       (10)    Shared Dispositive Power
                               15,452,616

--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person              15,452,616

--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)    Percent of Class Represented
        by Amount in Row 11                         24.8%

--------------------------------------------------------------------------------
(14)    Type of Reporting Person                    PN

--------------------------------------------------------------------------------

(1)     Names of Reporting Persons            HarbourVest Partners V-Direct
        I.R.S. Identification                 Fund L.P.
        Nos. of Above Persons (entities only) I.R.S. No.  04-3349952

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box                   (a)
                                                    ---------------------
        if a Member of a Group                      (b)
                                                    ---------------------
--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds                             WC

--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant to
        Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)     Citizenship or Place of
        Organization                                Delaware

--------------------------------------------------------------------------------
Number of Shares       (7)     Sole Voting Power
Beneficially Owned             -0-
by Each Reporting
Person With            ----------------------------------
                       (8)     Shared Voting Power
                               3,818,063

                       ----------------------------------
                       (9)     Sole Dispositive Power
                               -0-

                       ----------------------------------
                       (10)    Shared Dispositive Power
                               3,818,063

--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person              3,818,063

--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)    Percent of Class Represented
        by Amount in Row 11                         8.1%

--------------------------------------------------------------------------------
(14)    Type of Reporting Person                    PN

--------------------------------------------------------------------------------

(1)     Names of Reporting Persons              HarbourVest Partners VI-Direct
        I.R.S. Identification                   Fund L.P.
        Nos. of Above Persons (entities only)   I.R.S. No.  04-3464307

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box                   (a)
                                                    ---------------------
        if a Member of a Group                      (b)
                                                    ---------------------
--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds                             WC

--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant to
        Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)     Citizenship or Place of
        Organization                                Delaware

--------------------------------------------------------------------------------
Number of Shares       (7)     Sole Voting Power
Beneficially Owned             -0-
by Each Reporting
Person With            ----------------------------------
                       (8)     Shared Voting Power
                               15,452,616

                       ----------------------------------
                       (9)     Sole Dispositive Power
                               -0-

                       ----------------------------------
                       (10)    Shared Dispositive Power
                               15,452,616

--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person              15,452,616

--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)    Percent of Class Represented
        by Amount in Row 11                         24.8%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person                    PN

--------------------------------------------------------------------------------

                       CONTINUATION PAGES TO SCHEDULE 13D
                                 AMENDMENT NO. 4

This Amendment No. 4 to the Statement on Schedule 13D, filed by HarbourVest Partners, LLC ("HarbourVest"), D. Brooks Zug ("Zug"), Edward W. Kane ("Kane"), HVP V-Direct Associates LLC ("Associates V"), HarbourVest Partners V-Direct Fund L.P. ("Fund V"), HVP VI-Direct Associates LLC ("Associates VI"), and HarbourVest Partners VI-Direct Fund L.P. ("Fund VI") (together the "Reporting Persons"), relates to the Common Stock of Daleen Technologies, Inc., a Delaware corporation (herein referred to as "Daleen" or "Company"), and further supplements and amends the Statement on Schedule 13D originally filed by each of the Reporting Persons, other than Associates V and Fund V, on June 16, 2001, as amended by Amendment No. 1 to the Statement on Schedule 13D, dated August 20, 2001, and Amendments No. 2 and No. 3 filed by each of the Reporting Persons, including Associates V and Fund V, on October 24, 2002 and January 3, 2003, respectively. Items 4, 5, 6 and 7 are hereby amended, restated and supplemented.

Item 4. Purpose of Transaction.

      On May 7, 2004, Daleen announced that agreements had been signed for investments totaling $30 million into Daleen Holdings, Inc., a newly formed holding company ("Daleen Holdings"). Daleen further announced that, subject to stockholder approval, Daleen Holdings will simultaneously acquire Daleen and Protek Telecommunications Solutions Limited, a private limited company organized under the laws of England and Wales ("Protek"). Under the terms and conditions of various operative agreements, Protek will be merged with and into Daleen.

      On May 7, 2004, Fund V and Fund VI entered into a Voting Agreement with Quadrangle Capital Partners LP, a Delaware limited partnership ("QCP"), Quadrangle Select Partners LP, a Delaware limited partnership ("QSP") and Quadrangle Capital Partners-A LP, a Delaware limited partnership ("QCP-A" and collectively with QCP and QSP, "Quadrangle") (the "Voting Agreement"). Under the terms of the Voting Agreement, Fund V and Fund VI agreed, among other things, to grant an irrevocable proxy to Michael Huber, managing partner of QCP, to vote or to cause to be voted, all of the shares of Common Stock and Series F Convertible Preferred Stock, par value $0.01 per share, (the "Series F Preferred") owned of record or beneficially by Fund V and Fund VI (a) in favor of the Agreement and Plan of Merger and Share Exchange, dated as of May 7, 2004, by and among Daleen Holdings, Parallel Acquisition, Inc., the Company, Behram Capital II, L.P., and Strategic Entrepreneur Fund II, L.P. (the "Merger Agreement")(filed as Exhibit 15 hereto), the merger contemplated thereby, and each of the other transactions and waivers contemplated by the Voting Agreement and the Merger Agreement and
(b) against (i) approval of any proposal made in opposition to or in competition with the merger or any other transaction contemplated in the Voting Agreement and the Merger Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of the Company or any of its subsidiaries, with or involving any party other than as contemplated by the Merger Agreement, (iii) any liquidation or winding up of the Company, (iv) any extraordinary dividend by the Company, (v) any amendment of the bylaws or certificate of incorporation of the Company and any change in the capital structure of the Company (in each case other than pursuant to the Voting Agreement and the Merger Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the merger or any other transaction contemplated in the Voting Agreement and the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of the Company under the Merger Agreement which would materially and adversely affect QCP,QSP, QCP-A, or the Company or their respective abilities to consummate the merger or any other transaction contemplated in the Voting Agreement and the Merger Agreement.

      The Voting Agreement terminates upon the earliest to occur of (i) the consummation of the merger and related transactions contemplated thereby, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) September 30, 2004.

      The foregoing descriptions of the Merger Agreement and Voting Agreement are qualified in their entirety by reference to such Merger Agreement and Voting Agreement, the full text of which are filed as Exhibits 15 and 16 hereto, and which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

      (a) HarbourVest, as the result of its position as the sole managing member of Associates V and Associates VI, and Zug and Kane, as the result of their positions as managing members of HarbourVest, may each be deemed to beneficially own an aggregate of 19,270,679 shares of Common Stock, or 30.9% of Common Stock currently outstanding (based on 46,929,372 shares of Common Stock currently outstanding as of February 1, 2004, as reported by Issuer in Form 10K filed with the Securities and Exchange Commission on March 18, 2004) as a result of their beneficial ownership of:

            (i) 3,818,063 shares of Common Stock held by Fund V; and

            (ii) 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

      Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of their pecuniary interest therein.

      Associates V, as the result of its position as the sole general partner of Fund V, and Fund V, as record and ultimate owner of shares of Common Stock, may each be deemed to beneficially own 3,818,063 shares of Common Stock or 8.1% of Common Stock currently outstanding.

      Associates VI, as the result of its position as the sole general partner of Fund VI, and Fund VI, as record and ultimate owner of the Series F Preferred and Series F Warrants, may be deemed to beneficially own 15,452,616 shares of Common Stock, or 24.8% of Common Stock currently outstanding, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock, and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

      (b) HarbourVest, as the result of its position as the sole managing member of Associates V and Associates VI, may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of:

            (i) 3,818,063 shares of Common Stock held by Fund V; and

            (ii) 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

      Kane and Zug, as the result of their position as managing members of HarbourVest, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of:

            (i) 3,818,063 shares of Common Stock held by Fund V; and

            (ii) 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

      Associates V, as the result of its position as the sole general partner of Fund V, and Fund V, as record and ultimate owner of Common Stock, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 3,818,063 shares of Common Stock held by Fund V.

      Associates VI, as the sole general partner of Fund VI, and Fund VI, as record and ultimate owner of the Series F Preferred and Series F Warrants, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

      (c) On May 7, 2004, Fund V and Fund VI entered into a Voting Agreement with Quadrangle. See Item 4 above.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described above in Item 4 to this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including but not limited to the transfer of any shares of Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 15.    Agreement and Plan of Merger and Share Exchange, dated as of
               May 7, 2004, by and among Daleen Holdings, Inc., Parallel Acquisition, Inc., Daleen Technologies, Inc., Behrman Capital II, L.P., and Strategic Entrepreneur Fund II, L.P. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 0-27491) filed on May 17, 2004).

Exhibit 16. Voting Agreement, dated May 7, 2004, by and among HarbourVest Partners VI - Direct Fund, L.P., HarbourVest Partners V - Direct Fund, L.P., Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP (incorporated by reference to Exhibit 6 to the Statement on Schedule 13D filed by Quadrangle Capital Partners LP (File No.005-57783) filed on
               May 18, 2004).

Exhibit 17.    Joint Filing Agreement, dated May 28, 2004 (filed herewith).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2004

                                       HARBOURVEST PARTNERS, LLC

                                       By: /s/ Martha D. Vorlicek
                                           --------------------------------
                                       Name: Martha D. Vorlicek
                                       Title: Managing Director

                                       /s/ Edward W. Kane
                                       ------------------------------------
                                       Edward W. Kane

                                       /s/ D. Brook Zug
                                       ------------------------------------
\                                      D. Brooks Zug

                                       HVP V-DIRECT ASSOCIATES LLC
                                       By: HARBOURVEST PARTNERS, LLC
                                       Its Managing Member

                                       By: /s/ Martha D. Vorlicek
                                       -----------------------------------
                                       Name: Martha D. Vorlicek
                                       Title: Managing Director

                                       HARBOURVEST PARTNERS V-DIRECT FUND L.P.
                                       By: HVP V-DIRECT ASSOCIATES LLC
                                       Its General Partner
                                       By: HARBOURVEST PARTNERS, LLC
                                       Its Managing Member

                                       By: /s/ Martha D. Vorlicek
                                       -----------------------------------
                                       Name: Martha D. Vorlicek
                                       Title: Managing Director

                                       HVP VI-DIRECT ASSOCIATES LLC
                                       By: HARBOURVEST PARTNERS, LLC
                                       Its Managing Member

                                       By: /s/ Martha D. Vorlicek
                                       -------------------------------------
                                       Name: Martha D. Vorlicek
                                       Title: Managing Director

                                       HARBOURVEST PARTNERS VI-DIRECT FUND L.P.
                                       By: HVP VI-DIRECT ASSOCIATES LLC
                                       Its General Partner
                                       By: HARBOURVEST PARTNERS, LLC
                                       Its Managing Member

                                       By: /s/ Martha D. Vorlicek
                                       -------------------------------------
                                       Name: Martha D. Vorlicek
                                       Title: Managing Director